Exhibit 6.6

 TECHDIVERSITY ACCELERATOR PROGRAM

PARTICIPANT TERMS AND CONDITIONS

Updated May 18, 2020

Tampa Bay Wave Inc., a Florida not for profit corporation (“Wave”), established the TechDiversity Accelerator for the purpose of providing entrepreneurs and innovators with facilitated access to the resources, organizations, expertise, and capital they need to create innovation-based companies that will be the foundation for economic growth. These Terms and Conditions describe the respective rights and responsibilities of each Participant and Wave in connection with the Program:

1.	Terms Relating to the Provision of Services.

1.1  Scope of Service. The services to be provided by Wave under the Program shall consist of those services specifically described. However, such services may be modified from time to time by Wave in its sole discretion, such modifications will be reflected in updated versions of these Terms and Conditions, and such modifications apply to all Participants in the Program. The services to be provided by Wave under the Program (as such may be modified from time to time) are referred to as the “Services” for purposes of these Terms and Conditions.

1.2  Program Services. Wave will provide participants (each, a “Participant” and collectively, the “Participants”) in the Accelerator Program (the “Program”) with access to persons who are business mentors and persons who can provide assistance or guidance relating to the preparation of business plans, financial projections, investor pitches, and other business-related guidance. Wave provides participants with a full list of Program benefits in the Accelerator Program Benefits document.

WAVE DOES NOT PROVIDE, AND THE SERVICES DO NOT INCLUDE THE PROVISION BY WAVE OF, ANY BUSINESS, LEGAL, OR FINANCIAL ADVICE OR GUIDANCE. WAVE AND THE PROGRAM MERELY FACILITATE ACCESS OR INTRODUCTIONS TO THIRD PARTIES WHO CAN PROVIDE BUSINESS, LEGAL, OR FINANCIAL ADVICE OR GUIDANCE. THEREFORE, AS A CONDITION OF PARTICIPATING IN THE PROGRAM, EACH PARTICIPANT MUST ACKNOWLEDGE THAT WAVE SHALL HAVE NO LIABILITY FOR DAMAGES, CLAIMS, OR EXPENSES OF ANY NATURE WHATSOEVER THAT MAY BE SUFFERED OR INCURRED BY A PARTICIPANT AS A RESULT OF, RELATING TO, OR ARISING FROM ANY BUSINESS, LEGAL, OR FINANCIAL ADVICE OR GUIDANCE PROVIDED TO A PARTICIPANT IN CONNECTION WITH THE PROGRAM, EVEN IF PROVIDED AT WAVE FACILITIES. EACH PARTICIPANT KNOWINGLY AND INTENTIONALLY WAIVES AND RELEASES WAVE AND ITS OFFICER, EMPLOYEES, AND DIRECTORS FROM AND AGAINST ANY SUCH LIABILITY.

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1.3  Commencement of Services. Participant’s participation in the Program will not commence until Participant has completed and signed all documentation provided by Wave (the “Participant Documents”) and has been informed by Wave of the specific date on which Participant’s enrollment in the Program will commence (the “Commencement Date”). Participant represents and warrants that all information provided by Participant in the Participant Documents is, or will be prior to the Commencement Date, true, correct, and complete in all respects.

2.	Terms Relating to the Use of the Venture Center.

2.1  Use of the Venture Center. Participant is permitted to use the coworking space in the Venture Center (the “Venture Center”) from 9:00 a.m. to 5:00 p.m. Monday through Friday. This is not a sublease of floorspace or any other real or personal property, and any assigned work area within the coworking space may be re-assigned at Wave’s discretion. Participant may not install partitions or otherwise modify the coworking space in any way without the express written permission of Wave. All coworking space is provided on an “as-is” basis. Participant will not receive keys to the Venture Center.

2.2  Users of the Venture Center. Participant is permitted to have founders on-site at the Venture Center at any particular time. Prior to first using the Venture Center resources, each user must present a valid form of identification (e.g., a state-issued driver’s license) to the office manager or his or her designee and execute the latest version of the Venture Center Standard Terms of Use.

2.3  Visitors to the Venture Center. Participant may have visitors on-site at the Venture Center; however, visitors will not have access to the basic shared amenities described below (except for Internet/WIFI access). Participant must accompany visitors throughout the Venture Center and restrict their access to Participant’s assigned work area within the coworking space or the shared conference room.

2.4  Access to Basic Shared Amenities. Participant shall have access to basic shared amenities, including cleaning service, conference room access, shared Internet service and other services as agreed, however, Wave may discontinue such services at any time without notice so long as it is discontinued as to all Participants. Participant is also entitled (subject to availability and scheduling restrictions) to use meeting room space for up to 20 hours per month. Space must be reserved in advance (24 hours notice is strongly encouraged).

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2.5  Participant Mail. During the Program Term (as defined below), Participant may use the Venture Center’s mailing address for receiving mail/packages from the U.S. Postal Service (“USPS”) and private carriers. When using the Venture Center’s mailing address, Participant shall use the following address format:

Participant Company/Venture Name

c/o Tampa Bay Wave

500 E. Kennedy Blvd., 3rd Floor

Tampa, FL 33602

Participant shall not use the Venture Center’s mailing address following the termination or expiration of the Program Term. On or before the 7th day following the termination or expiration of the Program Term, Participant shall notify USPS and private carriers that his, her or its address has changed and provide USPS and private carries with his, her or its new address. Wave accepts no responsibility for mail/packages delivered to the Venture Center in Participant’s name (or in the name of Participant’s company/venture) after the termination or expiration of the Program Term.

2.6  No Access to Parking. Wave does not provide Participants with complimentary parking. Participants must arrange and pay for their own parking.

2.7  No Liability for Loss of Personal Property. Wave will not be held liable for the loss of personal property. Therefore, it is strongly recommended that Participant purchase an adequate amount of contents insurance to protect his, her or its equipment and/or valuables.

2.8  Standard Terms of Use. Participant’s use of the Venture Center shall be subject, in all respects, to the Venture Center Standard Terms of Use, the most up-to-date version of which is available upon request.

3.	Participant Obligations.

3.1  Meetings with Cohort Director. Participant shall meet with their Cohort Director no less than twice a month to measure progress toward Participant’s Program milestones, to review financial statements, and to examine growth opportunities. During such meetings, Participant and the Program Director shall: (a) review quarterly milestones, including financials, research and development timelines, market validation activities, mentor assignments, etc., (b) establish short-term goals for the next quarter, and (c) discuss future needs, including facility growth, mentoring and counseling, and competition and barriers to growth.

3.2  Quarterly Report. To comply with Economic Development Administration Grant Requirements, at the end of each quarter, Participant shall provide Tampa Bay Wave with a written report regarding economic impact metrics, including, but not limited to: (a) the number of jobs created, (b) the amount of funds raised, (c) number of employees, and (d) mentor activity updates. The template for this report will be provided by Wave. Wave will report these metrics in a cumulative report only; no specific Participant or company details will be disclosed.

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3.3  Participant Consent. Participant consents (and shall provide additional written consent if requested) to the use, by Wave, of (a) if an individual, his or her name and the name of the company with which he or she is affiliated for purposes of the Program, (b) if a company, the name of the company, (c) a general description of the business conducted by the company, (d) the company logo, and (e) the names and/or likenesses of the company’s employees and officers, in each case for publicity, marketing and advertising purposes, without further consideration, unless prohibited by law.

4.  Program Fees. The fee payable by Participant for participation in the Program is underwritten by the Nielsen Foundation (the “Program Fee”) for the duration of the Program (the “Program Term”). Continued participation in the Tampa Bay Wave’s ongoing membership program by participant beyond the Program Term is $4800.00 annually, and is payable on or before the first day at the beginning of the term.

5.	Term and Termination of Participation in Program.

5.1  Term. The Program Term will commence on the Commencement Date and will continue until June 2021, unless the Program Term is terminated at an earlier date by: (a) the mutual agreement of Participant and Wave, or (b) Wave, in its sole discretion, with or without cause. At its sole discretion, Wave may offer Participant an extension to the Program Term. Wave may offer this extension at any time during the Program Term.

5.2  Effect of Termination. Termination of the Program Term shall not discharge Participant from any obligation that may have arisen and that remains to be performed upon the date of termination, including, but not limited to, the obligation of Participant to pay the Program Fee to Wave in accordance with these Terms and Conditions. Wave shall continue to provide Services, and Participant shall continue to be responsible for payment of the Program Fees, through the effective date of termination.

6.	Miscellaneous.

6.1  No Partnership, Joint Venture or Agency. The relationship between Participant and Wave is not fiduciary in nature and is not to be construed as creating any partnership or joint venture. Participant is not an agent or representative of Wave, and is not authorized to assume or create any obligation or liability on behalf or in the name of Wave. Participant shall be solely responsible for all of its own expenses, and for the conduct of its own employees (if any).

6.2  Indemnification. Participant shall indemnify, defend and hold harmless Wave, their subsidiaries (whether or not wholly-owned), affiliates, and divisions, and their past, present and future officers, agents, shareholders, members, directors, partners, representatives, employees, successors and assigns, jointly and individually, from and against any and all claims (including, but not limited to, claims for injury to the person, property, or business of any other Participant and claims by any governmental authority), liabilities, obligations, losses, damages, costs, expenses (including attorneys’ fees), judgments, fines and penalties based upon or arising, directly or indirectly, from (a) Participant’s violation or breach of these Terms and Conditions, the Venture Center Standard Terms of Use, and/or any Participant Document (or any other document identified in a Participant Document), (b) the negligence or misconduct of Participant, and/or (c) the negligence or misconduct of, or the violation or breach of these Terms and Conditions and/or the Venture Center Standard Terms of Use by, any other person participating in the Program or using the Venture Center by the express or implied invitation of Participant.

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6.3  Governing Law; Jurisdiction; Venue. The relationship between Participant and Wave and these Terms and Conditions shall be governed and interpreted in accordance with the laws of the State of Florida and shall in all respects be interpreted, enforced and governed under the internal and domestic laws of such state, without giving effect to the principles of conflicts of laws of such state. Participant agrees that any dispute arising out of or relating to its relationship with Wave and/or these Terms and Conditions shall be resolved exclusively in the state or federal courts in or having jurisdiction over Hillsborough County, Florida, and the parties irrevocably submit and consent to the exclusive jurisdiction of such courts.

6.4  Entire Agreement; Amendment. These Terms and Conditions (together with the Venture Center Standard Terms of Use, the Participant Documents and any other documents identified in the Participant Documents) constitute the entire agreement between Participant and Wave with respect to the subject matter hereof and supersede all prior or contemporaneous agreements, understandings, or negotiations of the parties. Notwithstanding anything herein to the contrary, these Terms and Conditions may be modified, at any time, for any reason by Wave, and the most up-to-date version of these Terms and Conditions is available upon request.

6.5  Waiver of Breach. The waiver by Wave of a breach or violation of any provision of these Terms and Conditions shall not operate as, or be construed to be, a waiver of any subsequent breach of the same or other provision hereof.

6.6  Assignment; Successors. Participant shall not have the right to assign these Terms and Conditions or his, her or its right to participate in the Program to any other person without the prior written consent of Wave. Wave shall have the right to assign these Terms and Conditions to its successors and assigns upon written notice to Participant. These Terms and Conditions (as amended or modified from time to time) shall be binding upon and shall insure to the benefit of the parties and their respective permitted heirs, administrators, executors, successors and representatives.

6.7  Notices. Any notice or other communication by Participant or Wave to the other party shall be in writing and shall be given, and be deemed to have been given, if either hand delivered or three (3) days after mailed postage prepaid, certified mail (return receipt requested), addressed as follows:

If to Wave:	If to Participant:

Tampa Bay Wave Inc.	To address set forth in Participant
500 E. Kennedy Blvd., 3rd Floor	Documents
Tampa, Florida 33602
Attn: Linda Olson

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Any party may change the address for notice by notifying the other party, in writing, of the new address.

7.	Acknowledgement.

7.1 The undersigned Participant hereby acknowledges and agrees that they are subject to, and will abide by and comply with, the terms, conditions, agreements, and covenants set forth in the following documents:

●	Accelerator Program Participant Terms and Conditions

●	Venture Center Standard Terms of Use

●	Wave Code of Conduct

7.2 The undersigned Participant further acknowledges and agrees that the documents referenced above may be modified from time to time without notice to Participant. The most up-to-date versions of such documents are available upon request.

7.3 By joining the TechDiversity Accelerator, we are accepting a one time $2,000 Travel Stipend provided by the Nielsen Foundation that can be used for travel/lodging during the programming for Tampa required travel, or for conference travel/lodging. We agree to travel to Tampa for the 3 required dates and fulfill all obligations of the program.

Initial here JB

Participant executes this agreement as of 5/18/2020

Participant Signature:	/s/ Jaeson Bang
Name: Jaeson Bang

Company: Oracle Health

*   *   *

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